Schedule 13D                                                         Page 1 of 5
CUSIP NO: 670009109
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                           NOVEN PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                         Common Stock, $.0OO1 par value
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                         (Title of Class of Securities)

                                   670009-10-9
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                                 (CUSIP Number)

                            Douglas P. Fremont, Esq.
                             Greenberg Traurig, P.A.
                      777 S. Flagler Drive, Suite 310 East
                            West Palm Beach, FL 33401
                                 (561) 650-7900
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 20, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13-d-1(e), 240.13d-1(f) or 24013.d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                         Page 2 of 5
CUSIP NO: 670009109

--------- ------------------------------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Noreen G. Sablotsky
--------- ------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)      [ ]
          (b)      [ ]
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3         SEC USE ONLY
--------- ------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)
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5         CHECK   IF    DISCLOSURE    OF   LEGAL    PROCEEDINGS    IS   REQUIRED    PURSUANT   TO   ITEMS   2(d)   or
--------- ------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
-------------------- ------- -----------------------------------------------------------------------------------------
                     7       SOLE VOTING POWER
NUMBER OF
SHARES                       1,385,250
                     ------- -----------------------------------------------------------------------------------------
BENEFICIALLY         8       SHARED VOTING POWER
OWNED BY
EACH
                     ------- -----------------------------------------------------------------------------------------
REPORTING            9       SOLE DISPOSITIVE POWER
                     ------- -----------------------------------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
--------- ------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,385,250[1]
--------- ------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------- ------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
--------- ------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          IN
--------- ------------------------------------------------------------------------------------------------------------

[1] Includes 300,000 shares held by Sablotsky Delta Limited Partnership, and 50,000 shares held by Sablotsky Alpha Limited Partnership. Ms. Sablotsky is the sole limited partner of both Nevada limited partnerships. Ms. Sablotsky is also the sole shareholder, director, and officer of Sablotsky Delta, Inc. and Sablotsky Alpha, Inc., the Nevada corporate general partners of Sablotsky Delta Limited Partnership and Sablotsky Alpha Limited Partnership, respectively.

Schedule 13D                                                         Page 3 of 5
CUSIP NO: 670009109



ITEM 1:  SECURITY AND ISSUER:

         The class of equity securities to which this Schedule relates is the common stock, $.0001 par value (the "Common Stock"), of Noven Pharmaceuticals, Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 11960 S.W. 144th Street, Miami, Florida 33186.

         The percentage of beneficial ownership reflected in this Schedule is based upon 21,787,880 shares of Common Stock outstanding on April 12, 2000, which number has been obtained directly from the Issuer's 2000 Definitive Proxy Statement and includes an aggregate of 20,250 shares of Common Stock which underlie stock options held by Ms. Sablotsky which are exercisable within 60 days of the date of filing of this Schedule.

ITEM 2:  IDENTITY AND BACKGROUND:

         This Schedule is being filed on behalf of Noreen G. Sablotsky.

         Ms. Sablotsky's residence address is 9245 S.W. 118th Terrace, Miami, Florida 33176.

         Ms. Sablotsky, a chemist by training, is not currently employed.

         During the last five years, Ms. Sablotsky has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Ms. Sablotsky has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining her from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Ms. Sablotsky is a citizen of the United States.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Ms. Sablotsky received 1,743,725 shares of Common Stock from her former husband and current Chairman of the Board of the Issuer, Steven Sablotsky, pursuant to a marital settlement agreement effective as of January 20, 2000.

ITEM 4:  PURPOSE OF TRANSACTION


         Ms. Sablotsky accepted the 1,743,725 shares of Common Stock as consideration pursuant to her marital settlement agreement.

         Ms. Sablotsky's sold of 399,000 shares of the Common Stock between January 21, 2000 and March 27, 2000. The purpose of those sales was to dispose of those shares. Ms. Sablotsky currently intends to dispose of additional shares of the Issuer's Common Stock over a period of time, subject to the limitations of the securities laws.

Schedule 13D                                                         Page 4 of 5
CUSIP NO: 670009109


ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

         a) Ms. Sablotsky beneficially owns 1,385,250 shares of Common Stock, including 300,000 shares owned by Sablotsky Delta Limited Partnership, 50,000 shares owned by Sablotsky Alpha Limited Partnership, and 20,250 shares underlying stock options which are exercisable with 60 days of the date of filing of this Schedule. The 1,385,250 shares represent 6.4% of the Issuer's outstanding shares of Common Stock.

         b) Ms. Sablotsky has sole voting and dispositive power with respect to the 1,385,250 shares of Common Stock.

         c) During the period January 21, 2000 through March 27, 2000, Ms. Sablotsky sold an aggregate of 399,000 shares of the Issuer's Common Stock for an aggregate sale price of $8,128,016, through Salomon Smith Barney. The 399,000 shares were sold in eighteen lots as follows: 100,000 shares at $24.475 per share; 67,000 shares for $22.354 per share; 75,000 shares for $16.564 per share; 40,000 shares for $17.265 per share; 2,500 shares for $19.25 per share; 12,500 shares for $19.125 per share; 10,000 shares for $19.125 per share; 20,000 shares for $19.00 per share; 5,000 shares for $19.062 per share; 15,000 shares for $19.125 per share; 10,000 shares for $19.25 per share; 7,500 shares for $19.75 per share; 10,000 shares for $19.75 per share; 1,500 shares for $19.50 per share; 1,500 shares for $19.125 per share; 4,000 shares for $19.125 per share; 12,500 shares for $18.937 per share; and 5,000 shares for $20.00 per share.

         d)  Not Applicable.

         e)  Not Applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2000
--------------------------------------------------------------------------------
Date

/S/ NOREEN G. SABLOTSKY
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Signature

NOREEN G. SABLOTSKY
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Name/Title


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Schedule 13D                                                         Page 5 of 5
CUSIP NO: 670009109


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with this statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name an any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)